

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

      Re: Collectable Sports Assets, LLC
           Offering Statement on Form 1-A Post-Qualification Amendment No. 12
           Filed May 12, 2021
           File No. 024-11178

Dear Mr. Levine:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 12 to Offering Circular

General

1.   We note your response to prior comment 2. Please tell us what consideration you have given to presenting earnings per unit information for each period presented at the series level, consistent with ASC 260-10-45-7.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services